AB 3/15

10029691

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC Mail Processing Section
MAR 10 2010
Washington, DC

SEC FILE NUMBER
8- 52280

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/08 (MM/DD/YY) AND ENDING 09/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Benchmark Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

509 Main Street
(No. and Street)

Arkadelphia (City) AR (State) 71923 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ted Huneycutt 870-246-5756
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert G. Schichtl II, P.A.
(Name – *if individual, state last, first, middle name*)

817 Parkway (Address) Conway (City) AR (State) 72034 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/15

OATH OR AFFIRMATION

I, Ted Huneycutt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Benchmark Investments, Inc., as of September 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Christina Buras

Notary Public

CHRISTINA BURAS
MY COMMISSION EXPIRES
November 18, 2015
DALLAS COUNTY
NOTARY PUBLIC, STATE OF ARKANSAS

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Benchmark
INVESTMENTS

March 5, 2010
VIA EMAIL TRANSMISSION AND US MAIL

Ms. L. Kay Scolfield
Principal Examiner
FINRA – District 5
Energy Centre, Suite 850
1100 Poydras Street
New Orleans, LA 70163

RE: Annual Audit – Request for Corrected Information

Dear Kay:

Pursuant to the above request, we offer the following information:

The [audit] report as submitted appears deficient in that it did not contain an accurate reconciliation of the audited Computation of Net Capital and the broker-dealer's corresponding Unaudited Computation of Net Capital contained in the FOCUS Report Part IIA.

In addition to the above, during the process of responding to another inquiry by you, we discovered that the audit Net Capital Computation was incorrect in that the entire commodities deposit was given Allowable Asset treatment when only $5000 of the deposit is an Allowable Asset. Therefore the attached Exhibit A contains both corrections.

This information is also being filed with the SEC Regional Office and the SEC Washington, DC office, as required.

I trust this information is complete. However, if you have further questions, please contact me.

Sincerely,

Ted V. Huneycutt
President

Enclosure

Telephone: (870) 246-5756 • Telefax: (870) 246-6651 • E-mail: info@benchmarkinvestments.net
509 Main • Arkadelphia, Arkansas 71923
Member: NFA, NASD, SIPC

BENCHMARK INVESTMENTS, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL REQUIREMENT
PURSUANT TO RULE 15c3-1
SEPTEMBER 30, 2009

NET CAPITAL

TOTAL STOCKHOLDER'S EQUITY FROM STATEMENT OF FINANCIAL CONDITION		$ 92,387
TOTAL CAPITAL		92,387
DEDUCT NONALLOWABLE ASSETS *		29,419
NET CAPITAL		62,968
* NONALLOWABLE ASSETS:		
OTHER ASSETS	$ 900	
COMMODITIES DEPOSIT	7,715	
COMMODITIES RECEIVABLES	20,804	
	$ 29,419	
MINIMUM NET CAPITAL REQUIRED (6-2/3% OF TOTAL AGGREGATE INDEBTEDNESS)		$ 863
MINIMUM DOLLAR NET CAPITAL REQUIREMENT		$ 5,000
NET CAPITAL REQUIREMENT		$ 5,000
EXCESS NET CAPITAL		$ 57,968
EXCESS NET CAPITAL AT 1000% (NET CAPITAL LESS 10% AGGREGATE INDEBTEDNESS)		$ 61,673
TOTAL AGGREGATE INDEBTEDNESS LIABILITIES FROM STATEMENT OF FINANCIAL CONDITION		$ 12,947
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.21

DIFFERENCES BETWEEN THE AUDITED COMPUTATION OF NET CAPITAL AND THE BROKER DEALER'S CORRESPONDING UNAUDITED PART IIA OF FORM X-17A-5, FOCUS REPORT, ARE AS FOLLOWS:

EXCESS NET CAPITAL PER FOCUS REPORT	$ 72,694
LESS DIFFERENCES IN: CASH BALANCES	(1,247)
COMMISSIONS RECEIVABLE	(2,270)
ACCOUNTS PAYABLE AND COMMISSIONS PAYABLE	(11,209)
AUDITED COMPUTATION OF EXCESS NET CAPITAL	$ 57,968

SEE INDEPENDENT AUDITORS' REPORT.